Peak Posts Record Revenue of $7M for Second Quarter of 2020

Montreal, Quebec--(Newsfile Corp. - August 27, 2020) - Peak Positioning Technologies Inc. (CSE: PKK) (OTCQB: PKKFD) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, today announced its financial results and operating highlights for the three-month and six-month periods ended June 30, 2020, highlighted by revenue of more than $7M in the quarter. The revenue number represents the largest revenue posted in a quarter by Peak since the Company launched its Cubeler Lending Hub platform in China in 2018 and began providing its ground-breaking Fintech services. All amounts expressed are in Canadian dollars.

Q2 Financial Highlights:

  Total revenue of $7,263,504

  Adjusted EBITDA of $176,113

  Total assets of $33,611,556

Historical Revenue and adjusted EBITDA Summary

	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019
Revenue	$7,263,504	$3,949,395	$4,357,467	$4,499,953	$1,901,723
Expenses[1]	$7,087,391	$3,777,350	3,858,587	$3,781,226	$1,561,991
Adjusted EBITDA[2]	$176,113	$172,045	$498,880	$718,727	$339,732

1. Expenses do not include interest, taxes, depreciation (including impairment of intangible assets) loss on extinction of debt, gain on bargain purchase and amortization

2. Adjusted EBITDA equals net income (loss) before finance costs, taxes, depreciation, amortization and impairment of intangible assets, loss on extinction of debt, gain on bargain purchase and amortization

Q2 Operating Highlights:

  Service expansion to the cities of Changzhou and Suzhou, giving Peak presence in six Chinese cities by the end of the quarter

  Addition of several new lenders to the Lending Hub, bringing the number of banks and lending institutions, from which small, medium and micro businesses can obtain loans and credit from, on the platform to more than 50

  Integration of the Jinxiaoer loan brokerage platform to the Lending Hub ecosystem

About Second Quarter Financial and Operating Results Summary

"We had a very strong second quarter, not just because of the record revenue we posted, but also because of the seeds we planted to position the Company for future growth," commented Peak Group CEO, Johnson Joseph. "We incurred significant expenses during the quarter, but that's to be expected when a company is growing as rapidly as Peak is right now. At some point before the end of 2020, some of the non-recurring expenses linked to our growth and expansion will begin to wane to reveal why we're so pleased with what's currently taking place at Peak".

Continuing with its expansion theme for 2020, Peak ramped up its services in the supply-chain vertical by expanding its offering to the cities of Changzhou and Suzhou during the quarter. This, along with the successful integration of the Jinxiaoer loan brokerage platform to the Company's Lending Hub resulting in a considerable increase in the number of transactions facilitated by the Hub during the quarter, accounted for a large portion of the Company's revenue increase from Q1 to Q2. Expanding the supply-chain analytics offering to new cities meant an increase in the expenses related to services outsourced to third-parties. Peak has plans to eventually have those services provided by its AST subsidiary which will negate most of its outsourcing expenses. In addition to the outsourcing expenses, Peak also incurred relatively high consulting fees related to its expansion plans and its capital markets awareness initiatives, and significantly increased its expected credit loss provision expense in light of a greater risk of loan defaults because of COVID-19 during the quarter, all of which combined to keep EBITDA for Q2 relatively flat compared to Q1 despite the significant increase in revenue.

In summary, the Company generated revenue of $7,263,504 for the three-month period and $11,212,899 for the six-month period ended June 30, 2020, compared to $1,901,723 for the three- month period and $2,851,233 for the six-month period ended June 30, 2019.

Total expenses before taxes for the quarter amounted to $7,578,644, compared to $2,041,497 for the same period in 2019. The net loss for Q2 was $538,903 compared to $295,987 for the same period of 2019.

Full details of the Company's second quarter 2020 financial results can be found in the Unaudited Condensed Interim Consolidated Financial Statements and Management's Discussion and Analysis (MD&A) for the three-month and six-month periods ended June 30, 2020 and 2019, which are available at www.sedar.com.

About Peak Positioning Technologies Inc.:

Peak Positioning Technologies Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakpositioning.com

CHF Capital Markets
Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Positioning Technologies Inc.
Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakpositioning.com

Twitter: @PeakPositioning

Facebook: @peakpositioning

LinkedIn: Peak Positioning

YouTube: Peak Positioning

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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